UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 29, 2024
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K (excluding the quotations from Irina Staatz-Granzer, Chairwoman of the Supervisory Board of Innate Pharma S.A. and Johnathan Dickinson, appointed Chief Executive Officer and Chairman of the Executive Board of Innate Pharma S.A. effective November 1, 2024) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-276164) and registration statement on Form S-8 (FileNo.333-282031) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit    Description

1.1    Press Release dated October 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: October 29, 2024    By:    /s/ HERVE BRAILLY     Name:    Hervé Brailly
Title:    Chairman of the Executive Board and Chief Executive Officer